Exhibit 99.26

VALENS GROWORKS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED FEBRUARY 29, 2020

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-23

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Condensed Interim Consolidated Statements of Financial Position

As at February 29, 2020 and November 30, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

		February 29, 2020	November 30, 2019
	Notes	$	$
ASSETS
Current
Cash		35,580	49,888
Short-term investments	4	8,706	8,813
Trade and other receivables	5,13	50,240	35,080
Prepaid expenses and other current assets	6	7,521	8,359
Inventory	7	26,317	7,171
		128,364	109,311
Property, plant and equipment	8	34,127	26,374
Intangible assets	9,15	37,326	14,943
Goodwill	15	4,123	4,123
TOTAL ASSETS		203,940	154,751
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,13	35,784	14,855
Lease liabilities - current	10	328	-
Contractual obligation – current	11	2,574	-
Income taxes payable		9,327	6,280
		48,013	21,135
Lease liabilities	10	2,542	-
Contractual obligation	11	8,999	-
Deferred tax liability		802	882
		60,356	22,017

Shareholders’ equity
Share capital	14	160,227	153,826
Reserves	14	14,490	12,590
Obligation to issue shares	14	2,381	2,375
Deficit		(33,514)	(36,057)
		143,584	132,734
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		203,940	154,751

Commitments and contingencies (Note 20) Subsequent events (Note 23) Approved on behalf of the Board on April 14, 2020:
Signed ”Tyler Robson”	Signed ”Nitin Kaushal”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		February 29, 2020	February 28, 2019
	Notes	$	$
Revenue	12	31,980	2,220
Cost of sales	7,8	11,469	1,369
Write-down of inventory	7	2,425	-
Gross Profit		18,086	851
Operating expenses
Advertising and promotion		383	1,260
Depreciation and amortization	8,9	2,409	675
Facility costs		363	101
General and administrative		434	117
Impairment loss on trade receivables	5	358	-
Insurance		285	34
Management and consulting fees	13	667	330
Professional fees		512	134
Research, extraction and lab supplies		912	174
Share-based payments	13,14	2,719	3,318
Travel and business development		210	131
Wages and salaries	13	2,298	718
		11,550	6,992
		6,536	(6,141)
Interest income		251	107
Foreign exchange loss		(212)	(1)
Joint venture termination cost	13	(931)	-
Accretion of contractual obligation	11	(133)	-
Unrealized gain on finder’s fee payable		107	-
Unrealized loss on short-term investments	4	(107)	(331)
		(1,025)	(225)
Income (loss) before income taxes		5,511	(6,366)
Provision for (recovery of) income taxes
Current	16	3,048	-
Deferred	16	(80)	-
		2,968	-
Income (loss) and comprehensive income (loss) for the period		2,543	(6,366)
Basic income (loss) per common share		0.02	(0.07)
Diluted income (loss) per common share		0.02	(0.07)

Weighted average number of common shares outstanding	22
Basic		125,698,005	93,305,424
Diluted		129,099,353	93,305,424

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

	Share Capital			Obligation to
		Amount	Reserves	issue shares	Deficit	Total
	Number	$	$	$	$	$
Balance, November 30, 2018	93,213,657	65,049	12,770	4,415	(29,521)	52,713
Shares issued for exercise of warrants	6,500	10	-	-	-	10
Shares issued for exercise of options	25,000	52	(25)	-	-	27
Share-based payments	270,000	426	1,102	1,912	-	3,440
Loss for the period	-	-	-	-	(6,366)	(6,366)
Balance, February 28, 2019	93,515,157	65,537	13,847	6,327	(35,887)	49,824
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants	175,424	851	(333)	-	-	518
Shares issued for SoRSE agreement (Note 9)	1,730,432	5,070	-	-	-	5,070
Share-based payments (Note 14)	300,000	480	2,233	6	-	2,719
Income for the period	-	-	-	-	2,543	2,543
Balance, February 29, 2020	127,709,952	160,227	14,490	2,381	(33,514)	143,584

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars)

	February 29, 2020	February 28, 2019
	$	$
OPERATING ACTIVITIES
Income (loss) for the period	2,543	(6,366)
Adjustment for non-cash items:
Depreciation and amortization	2,576	792
Share-based payments	2,719	3,318
Write-down of inventory	2,425	-
Deferred income tax recovery	(80)	-
Interest expense on lease liability	25	-
Accretion of contractual obligation	133	-
Foreign exchange loss	212
Interest on promissory note receivable	-	(19)
Consulting fees	-	123
Loss on disposal of assets	-	2
Unrealized loss on short-term investments	107	331
Unrealized gain on finder’s fee payable	(107)	-
Working capital adjustments
Trade and other receivables	(15,160)	(1,149)
Prepaid expenses and other current assets	838	548
Inventory	(21,571)	(456)
Accounts payable and accrued liabilities	21,941	340
Income taxes payable	3,047	-
	(352)	(2,536)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(6,507)	(2,739)
Acquisition of intangible assets	(7,921)	-
Redemption of short-term investments	-	4,000
	(14,428)	1,261
FINANCING ACTIVITES
Proceeds from exercise of warrants	518	10
Proceeds from exercise of stock options	-	27
Payments on lease liability	(46)	-
	472	37
CHANGE IN CASH	(14,308)	(1,238)
Cash, beginning of period	49,888	1,727
Cash, end of period	35,580	489

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

Valens GroWorks Corp. (the “Company” or “the Valens Company”) was incorporated under the laws of British Columbia on January 14, 1981. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, next generation cannibinoid delivery formats and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the TSX Venture Exchange (“TSX-V”) as a Tier 1 life science issuer and under the trading symbol “VLNCF” on the OTC Markets. Subsequent to the end of the quarter, the Company received conditional approval to up list to the Toronto Stock Exchange (“TSX”) from the TSX-V. The Company has since received final approval to list its common shares on the TSX and will officially commence trading at the opening of the markets on April 16, 2020.

The address of the Company’s registered and records office and head office address is 230 Carion Road, Kelowna, BC V4V 2K5.

Valens Agritech Ltd. (“VAL”), a subsidiary company, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories. VAL also holds an analytical testing license from Health Canada.

On April 5, 2017, the Company acquired Supra THC Services Inc. (“Supra”). Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra held an analytical testing license from Health Canada which allowed Supra to process and produce extract from cannabis and related active ingredients for scientific purposes. On October 23, 2018, the Company entered into an agreement to sell Supra to Rotogro International Limited (“Rotogro”). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia to hold the interest in the cannabis production facility with Kosha Projects Inc. (“Kosha”). During the period ended February 29, 2020, the Company terminated its investment in the joint venture with Kosha (Note 13).

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to transfer the assets and operations of Supra upon the closing of the Rotogro transaction.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro- processing license applicant (Note 15).

2.	BASIS OF PREPARATION Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited financial statements for the year ended November 30, 2019, except for the adoption of IFRS 16, Leases (“IFRS 16”) as described in Note 3 (i). These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on April 14, 2020.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION - continued

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars unless otherwise noted, which is also the Company’s functional currency.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Supra, Farms, Labs and Pommies. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current interim period’s presentation.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in profit or loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill, including key assumptions underlying recoverable amounts.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION - continued

v)	Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

New IFRS Standards that are effective for the current interim period:

(i)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right-of-use (“ROU”) asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;
•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS - continued

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of use asset or is recorded in the consolidated statements of operations if they carrying amount of the right-of-use asset has been reduced to $nil.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the condensed interim consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to the opening balances as at December 1, 2019 or to retained earnings resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS - continued

(ii) IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, an how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

New IFRS Standards in issue but not yet effective:

(iii) Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments.

4.	SHORT-TERM INVESTMENTS

	February 29, 2020 $	November 30, 2019 $
Shares in Rotogro	206	313
Guaranteed investment certificates	8,500	8,500
	8,706	8,813

Guaranteed investment certificates mature on October 9, 2020 with annual interest rates of 2.00%.

The shares in Rotogro are recorded at fair value with any changes in fair value recorded through profit and loss. For the three months ended February 29, 2020, the fair value of the Rotogro shares decreased $107 (February 28, 2019 - $331), resulting in an unrealized loss on short-term investments through income (loss) and comprehensive income (loss) for the period. As at February 29, 2020, the Company has yet to transfer the 2,250,000 ordinary shares of Rotogro to a consultant pursuant to the acquisition of Straight Fire Consulting LLC on April 23, 2019, and as such, this was recorded as a finder’s fee payable in accounts payable and accrued liabilities at the fair value of these shares of $206.

5.	TRADE AND OTHER RECEIVABLES

	February 29, 2020 $	November 30, 2019 $
Trade accounts receivable	42,052	31,448
Less: impairment loss on trade receivables	(361)	-
Net trade accounts receivable	41,691	31,448
Unbilled revenue on products/services transferred over time	7,505	2,961
GST receivable	476	273
Other receivables	568	398
	50,240	35,080

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	February 29, 2020 $	November 30, 2019 $
Deposits – raw material inventory	6,391	7,010
Deposits – leases and extraction equipment	702	688
Prepaid expenses	328	561
Restricted short-term investments	100	100
	7,521	8,359

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2020 and bearing an annual interest rate of 1.00%. This investment is held by the bank as security for a corporate credit card facility.

7.	INVENTORY

	February 29, 2020 $	November 30, 2019 $
Dried cannabis and hemp biomass	20,947	502
Extracted cannabis and hemp oils	7,286	6,161
Beverage finished goods	168	154
Packaging and supplies	341	354
	28,742	7,171
Less: write-down of inventory	(2,425)	-
	26,317	7,171

Inventory expensed to cost of sales in the three months ended February 29, 2020 was $10,995 (February 28, 2019 - $1,370) The Company recorded a write-down of inventory of $2,425, realized on cannabis purchased and processed in which the cost exceeds its net realizable value.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

8.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab equipment	Right- of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2018	-	-	4,629	434	362	2,724	-	8,149
Additions	3,699	9,028	102	111	425	8,284	-	21,649
Business acquisition (Note 15)	-	-	116	2	10	475	-	603
Transfers	-	4,731	(4,731)	-	-	-	-	-
Disposals	-	-	-	(1)	(6)	(61)	-	(68)
Balance, November 30, 2019	3,699	13,759	116	546	791	11,422	-	30,333
Additions	-	4,486	12	122	197	804	2,873	8,494
Balance, February 29, 2020	3,699	18,245	128	668	988	12,226	2,873	38,827
Accumulated depreciation
Balance, November 30, 2018	-	-	331	205	110	314	-	960
Additions	-	243	205	144	278	2,148	-	3,018
Transfers	-	536	(536)	-	-	-	-	-
Disposals	-	-	-	(1)	(1)	(17)	-	(19)
Balance, November 30, 2019	-	779	-	348	387	2,445	-	3,959
Additions	-	100	1	31	49	481	79	741
Balance, February 29, 2020	-	879	1	379	436	2,926	79	4,700
Carrying value
November 30, 2019	3,699	12,980	116	198	404	8,977	-	26,374
February 29, 2020	3,699	17,366	127	289	552	9,300	2,794	34,127

During the three months ended February 29, 2020, the Company allocated $167 (February 28, 2019 - $58) of depreciation to cost of sales.

9.	INTANGIBLE ASSETS

Cost	SoRSE Manufacturing and Sales License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Balance, November 30, 2018	14,266	-	-	-	-	14,266
Additions	-	-	-	-	9	9
Business acquisition (Note 15)	-	430	2,980	130	-	3,540
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, February 29, 2020	38,449	430	2,980	130	44	42,033
Accumulated amortization
Balance, November 30, 2018	-	-	-	-	-	-
Additions	2,854	18	-	-	-	2,872
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Additions	1,779	54	-	-	2	1,835
Balance, February 29, 2020	4,633	72	-	-	2	4,707
Carrying value
November 30, 2019	11,412	412	2,980	130	9	14,943
February 29, 2020	33,816	358	2,980	130	42	37,326

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9.	INTANGIBLE ASSETS - continued

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On September 21, 2018, the Company signed a manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the agreement, SoRSE granted the Company the exclusive Canadian rights to the production and distribution of its proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products. The agreement also provides the Company with the exclusive rights to produce, sell and distribute in Canada, when and where permitted, SoRSE branded products including Happy Apple™, a cannabis-infused sparkling cider, and Pearl20™, a cannabis infused food and beverage mixer. In exchange for these exclusive Canadian rights, the Company has issued 4,300,000 shares of the Company upon signing the agreement valued at $9,288, 1,000,000 warrants valued at $1,958 that vested based on achieving certain milestones and a decreasing royalty on revenue related to the associated products and technologies over the term of the agreement. The warrants are exercisable at prices ranging from $3.50 to $4.00 per share for a five-year term from the date of issuance. During the year ended November 30, 2018, the Company accrued a fee to a consultant on signing the SoRSE agreement of 1,650,000 common shares of the Company valued at $3,020, which was initially recorded as obligation to issue shares. These common shares have been issued by the Company.

The Company valued the exclusive Canadian license agreement based on the fair market value of the 4,300,000 common shares on the date the license agreement was executed. In addition, the Company utilized the Black Scholes model to estimate the fair value of the 1,000,000 warrants issued under the agreement utilizing the following assumptions: discount rate of 2.33%, volatility of 159%, expected life of five years and exercise prices ranging from $3.50 to $4.00.

On December 12, 2019, the Company entered into a five-year amended and restated manufacturing and sales license agreement with SoRSE. Under the amended agreement, SoRSE granted the Company the exclusive rights related to the proprietary emulsion technology and SoRSE branded products for the European, Australian, and Mexican markets in addition to the exclusive Canadian rights under the original agreement. In exchange for these additional rights, the Company paid $7,887 and issued 1,730,432 common shares valued at $5,070. The amended and restated agreement also contains a decreasing royalty on revenue related to the associated products and technologies with annual minimums of US$2,000, specifically related to the new markets, over the term of the agreement. The Company recorded a contractual obligation (Note 11) for the minimum royalty payments and included this in the value of the agreement.

Southern Cliff Brands Inc. (“Pommies”)

On November 7, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (Note 15). Of the total intangible assets acquired of $3,540, $430 was attributed to customer relationships of the existing Pommies cider business, $2,980 was attributed to the mature micro-processing license application and $130 was attributed to the Pommies cider brand.

10.	LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the three month period ended February 29, 2020.

Balance, November 30, 2019	$-
IFRS transition (Note 3)	-
Lease additions	2,891
Lease payments	(46)
Interest expense on lease liabilities	25
Balance, February 29, 2020	2,870
Current portion	(328)
Long-term portion	2,542

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing. For leases recognized in the three month period ended February 29, 2020, the weighted average rate applied is 5.45%.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	CONTRACTUAL OBLIGATION

The amended and restated SoRSE license agreement (Note 9) contains a decreasing royalty on revenue related to new markets, with annual minimums of US2,000 over the term of the agreement. On the effective date of the agreement, the Company recognized a contractual obligation of $11,227, calculated as the Canadian dollar equivalent of the present value of future minimum royalty payments, discounted using the Company’s incremental borrowing rate (5.45% at the effective date). The following is a continuity of schedule of the contractual obligation for the three month period ended February 29, 2020.

Balance, November 30, 2019	$-
Contract execution	11,227
Accretion	133
Foreign exchange loss	213
Balance, February 29, 2020	11,573
Current portion	(2,574)
Long-term portion	8,999

12.	REVENUE

Revenue is disaggregated by revenue stream and timing of revenue recognition.

For the three month period ended	February 29, 2020 $	February 28, 2019 $
Toll processing and co-packing	16,321	130
Product sales	15,232	2,024
Lab testing	427	66
	31,980	2,220
Products transferred at a point in time	15,659	2,090
Products/services transferred over time	16,321	130
	31,980	2,220

13.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration of the Company’s directors and other key management personnel are as follows:

For the three month period ended	February 29, 2020 $	February 28, 2019 $
Management fees	152	135
Rent	-	63
Wages and salaries	338	212
Share-based payments	1,513	1,983
Joint venture termination cost	931	-
	2,934	2,393

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

13.	RELATED PARTY TRANSACTIONS - continued

As at February 29, 2020, accounts payable and accrued liabilities included $22 (November 30, 2019 - $21) payable to a related party. Amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

As at February 29, 2020, receivables included $436 (November 30, 2019 - $282) due from related parties in connection with payroll taxes resulting from share-based compensation.

On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest. The final settlement in the amount of $931 was paid by the Company to Kosha.

14.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Three month period ended February 29, 2020:

(a)	The Company issued 175,424 common shares in connection with the exercise of warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital.

(b)	The Company issued 300,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $480 and increase in share capital of $480.

(c)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 9).

Three month period ended February 28, 2019:

(a)	On January 3, 2019, the Company issued 6,500 common shares in connection with the exercise of warrants for gross proceeds of $10;

(b)	On February 22, 2019, the Company issued 25,000 common shares in connection with the exercise of options for gross proceeds of $27. As a result of the exercise of options, the fair value of the options amounting to $25 was reclassified from reserves to share capital; and

(c)	The Company issued 270,000 common shares in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares $304 an increase in share capital by $426 and management and consulting fees of $123.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	SHARE CAPITAL AND RESERVES - continued

Obligation to issue shares

The Company has entered into agreements with officers, employees and consultants, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers, employees and consultants	900,000	650,000	600,000	450,000	2,600,000

Of the amount recognized for the obligation to issue shares, $486 was recorded as share-based payments expense for the three month period ended February 29, 2020 (February 28, 2019 - $2,216).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies (Note 15), 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement.

Warrants

The following table summarizes warrant activity during the three month period ended February 29, 2020 and the fiscal year ended November 30, 2019:

	Number of	Weighted Average Exercise Price
	Warrants	$
Balance, outstanding November 30, 2018	9,760,297	2.55
Issued	8,814,495	3.82
Exercised	(9,037,252)	2.50
Expired	(548,730)	1.55
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Balance, outstanding February 29, 2020	8,901,098	3.93

The following table summarizes the warrants outstanding as at February 29, 2020:

		Exercise price
Warrants Outstanding	Warrants Exercisable	$	Expiry date
7,594,663	7,594,663	4.00	April 9, 2021(1)
306,435	306,435	2.95	April 9, 2021(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
8,901,098	8,901,098

(1)	The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX-V has been equal to or greater than $6.00 for any 10 consecutive trading days.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 29, 2020 and February 28, 2019

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	SHARE CAPITAL AND RESERVES - continued

(2)	The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one- half share purchase warrant. Each full warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX-V has been equal to or greater than $6.00 for any 10 consecutive trading days.

Stock options

The Company has an incentive stock option plan which permits the Board of Directors of the Company to grant options to directors, employees and non-employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to five years from grant date.

The following table summarizes stock option activity during the three month period ended February 29, 2020 and the fiscal year ended November 30, 2019:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2018	6,607,129	1.49
Issued	3,695,000	4.11
Exercised(1)	(2,515,850)	1.45
Cancelled	(108,751)	2.82
Expired	(4,166)	1.95
Balance outstanding, November 30, 2019	7,673,362	2.75
Cancelled	(214,582)	2.86
Balance outstanding, February 29, 2020	7,458,780	2.75
Options exercisable, February 29, 2020	3,252,516	1.85

(1)	1,000,000 options with an exercise price of $2.50 were exercised on a cashless basis resulting in the issuance of 397,589 common shares with no cash proceeds being received by the Company.

The following table summarizes the options outstanding as at February 29, 2020:

Options outstanding	Options exercisable	Exercise price $	Expiry date
5,400	5,400	1.25	November 27, 2020
938,462	938,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,430,750	1,074,088	1.95	October 13, 2023
750,000	187,500	4.21	May 26, 2024
2,426,668	409,983	4.32	July 14, 2024
307,500	37,083	2.79	October 14, 2024
7,458,780	3,252,516

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	SHARE CAPITAL AND RESERVES - continued

Stock-based compensation

For the three months ended February 29, 2020, the Company recorded $2,233 (February 28, 2019 - $1,102) in stock- based compensation expense related to vested options, which are measured at fair value at the date of grant and are expensed over the vesting period. The Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following weighted average assumptions:

	February 29, 2020	November 30, 2019
Average dividend per share	-	-
Average forecasted volatility	-	149%
Average risk-free interest rate	-	1.51%
Average expected life	-	5 years
Fair value – weighted average of options issued	-	$3.73

15.	BUSINESS ACQUISITIONS Acquisition of Pommies

On November 8, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (“Agreement”). Pommies is currently a manufacturer of alcoholic beverages operating in Ontario, Canada and was acquired for its mature micro-processing cannabis license application, beverage production capacity, established sales relationships and the Pommies brand. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $5,591, which is comprised of $3,526 cash, working capital adjustment of $23 and 604,052 common shares valued at $2,042. An additional $500 cash and 345,172 common shares valued at $842 were placed into escrow subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. In addition, there were 258,880 common shares, valued at $640, placed in escrow subject to release based on the indemnity provisions of the Agreement.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

15.	BUSINESS ACQUISITIONS – continued

The following table summarizes the preliminary values of the net assets acquired from Pommies on the acquisition date.

Consideration	Note	Number of Shares	Amount $
Cash paid on closing			3,526
Shares issued on closing	(i)	604,052	2,042
Working capital adjustment			23
Milestone cash	(ii)		500
Milestone shares	(ii)	345,172	842
Indemnity shares	(iii)	258,880	640
Total fair value of consideration			7,573
Net assets acquired
Current assets
Cash			5
Accounts receivable			226
Prepaid expenses and other current assets			15
Inventory			248
Non-current assets
Property, plant and equipment			603
Intangible assets			3,540
Goodwill			4,123
Total assets			8,760
Current liabilities
Accounts payable and accrued liabilities			300
Deferred tax liability			887
Total liabilities			1,187
Total net assets acquired			7,573

(i)	Share price based upon the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38.
(ii)	Milestone consideration includes $500 in cash and 345,172 common shares valued at $842, which were placed into escrow and subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. The fair value of the milestone shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38, adjusted for probability of occurrence between 80% to 95% and volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 36% to 50%, expected life of 0.65 to 2.23 years and dividend yield of 0%.
(iii)	Indemnity shares include 258,880 common shares with a fair value of $640, placed into escrow and subject to release based on indemnity provisions in the Agreement. The fair value of the indemnity shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38 adjusted for volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 52%, expected life of 2 years and dividend yield of 0%.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three months ended February 29, 2020 is as follows:

2020
$
Income before income taxes	5,511
Expected income tax (recovery) at statutory tax rates	1,488
Change in statutory rates and other	(1)
Permanent differences	602
Change in unrecognized deductible temporary differences	879
Income taxes	2,968

17.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity.

The Company has historically relied on the equity markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at February 29, 2020 are summarized in the following table:

	Amortized cost $	Financial assets designated as fair value through profit and loss $	Total $
Assets
Cash	-	35,580	35,580
Restricted short-term investments	-	100	100
Short-term investments	-	8,706	8,706
Receivables (excluding unbilled revenue)	42,735	-	42,735
Liabilities
Accounts payable and accrued liabilities	35,578	206	35,784
Contractual obligation	11,573	-	11,573
Lease liability	2,870	-	2,870

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, restricted short-term investments, short-term investments, receivables, accounts payable and accrued liabilities, and finder’s fee payable.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of cash, restricted short-term investments, short-term investments and finder’s fee payable were measured based on Level 1 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk only relates to its investment of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 29, 2020, the Company had cash, restricted short-term investments, and short-term investments of $44,386. At February 29, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $444 compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, short-term investments and receivables. The Company’s cash, restricted short-term investments, and short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and interest on short-term investments. In addition, the Company has $12,927 in trade accounts receivable outstanding over 60 days at February 29, 2020. The expected loss rate for overdue balances is estimated to be $361 based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at February 29, 2020, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded an impairment loss provision representing 55% of the total balance. Of the Company’s trade receivables outstanding at February 29, 2020, 67% are held with five Health Canada licensed customers of the Company.

The carrying amount of cash, restricted short-term investments, short-term investments and trade and other receivables represent the maximum exposure to credit risk, and as at February 29, 2020, this amounted to $94,626.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 72% of total revenue in the three month period ended February 29, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 29, 2020, the Company has $44,286 of cash and short-term investments. The Company is obligated to pay accounts payable and accrued liabilities and current portion of the lease liability and contractual obligation with a carrying amount of $38,686.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at February 29, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $862 (November 30, 2019 – decrease of $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	February 29, 2020	February 28, 2019
	$	$
Equipment accrued through accounts payable	640	83
Shares issued to acquire intangible asset	5,070	-
Contractual obligation incurred to acquire intangible asset	11,227	-
Settlement of obligation to issue shares	480	207
Right of use assets acquired through lease liability	2,873	-
Acquisition of 2,250,000 ordinary shares of Rotogro	-	889

20.	COMMITMENTS AND CONTINGENCIES

(a)	The Company entered into a five-year lease agreement for office space in Toronto, ON with a lease commencement date of August 1, 2020. The minimum leases payments over the initial five-year term total $2,343.

(b)	The Company has purchase commitments for hemp and cannabis biomass totalling $74,096 over the next two-years.

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

20.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Based on the above, the future commitments, which include minimum lease payments and other purchase commitments due in each of the next five reporting years are as follows:

$
Remainder of 2020	32,359
2021	42,460
2022	465
2023	470
2024	476
Thereafter	319
76,549

21.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction and post-processing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units.

The operating segments for the three month periods ended February 29, 2020 and February 28, 2019:

	February 29, 2020				February 28, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Revenue	31,553	596	(169)	31,980	2,154	135	(69)	2,220
Cost of sales	13,811	165	(82)	13,894	1,380	41	(52)	1,369
	17,742	431	(87)	18,086	774	94	(17)	851
Other operating expenses	6,462	144	4,944	11,550	1,046	142	5,804	6,992
	11,280	287	(5,031)	6,536	(272)	(48)	(5,821)	(6,141)
Non- operating expense	3,379	67	547	3,993	-	-	225	225
Net income (loss)	7,901	220	(5,578)	2,543	(272)	(48)	(6,046)	(6,366)
Total assets	82,986	1,711	119,243	203,940	12,082	3,347	35,672	51,101
Total liabilities	46,388	143	13,825	60,356	532	28	717	1,277

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended February 29, 2020 and February 28, 2019
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

The following table provides the computation of weighted average number of common shares outstanding for the three month periods ended:

	February 29, 2020 $	February 28, 2019 $
Weighted average shares outstanding during the period – basic earnings per share	125,698,005	93,305,424
Add:
Incremental shares - stock options	1,971,351	-
Incremental shares – unvested stock-based compensation plan	1,429,997	-
Weighted Average Shares Outstanding during the period – diluted earnings per share	129,099,353	93,305,424

Stock options to purchase 3,484,168 shares and warrants to purchase 8,594,663 shares were outstanding as of February 29, 2020, but were not included in the computation of diluted earnings per share because the options' exercise price during the respective period was greater than the average market price of the common shares, and, therefore, the effect would have been antidilutive.

23.	SUBSEQUENT EVENTS

Subsequent to February 29, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on our business is not known at this time. These impacts could include an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, impairment of investments, impairments in the value of our long-lived assets, or potential future decreases in revenue or profitability of our ongoing operations.